

June 23, 2021

Joseph Massaro
Chief Financial Officer
Aptiv PLC
5 Hanover Quay
Grand Canal Dock
Dublin, D02 VY79, Ireland

> **Re: Aptiv PLC**
> **Form 10-K for the Year Ended December 31, 2021**
> **Filed February 8, 2021**
> **Form 8-K Filed May 6, 2021**
> **File No. 001-35346**

Dear Mr. Massaro:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

Form 8-K filed May 6, 2021

Reconciliation of Non-GAAP Measures
Adjusted EBITDA, page 13

1. We note your presentation of the non-GAAP financial measure "EBITDA" which adjusts for Equity loss (income), net of tax. By definition, EBITDA should only reflect adjustments for interest, taxes, depreciation, and amortization. In future periodic filings to include your earnings releases, please revise to remove this adjustment from your calculation of EBITDA; note that such adjustment may be considered in your calculation of Adjusted EBITDA. Refer to Question 103.01 of the Division's Non-GAAP Financial Measures Compliance & Disclosure Interpretations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Effie Simpson at (202) 551-3346 or Mark Rakip, Branch Chief, at (202) 551-3573 if you have questions regarding comments on the financial statements and related matters or any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Kate Ramundo